UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _____)*

                               SALANT CORPORATION
                                (Name of Issuer)

                         Common Stock ($1.00 par value)
                         (Title of Class of Securities)

                                    793897109
                                 (CUSIP Number)

                                  May 11, 1999
             (Date of Event Which Requires Filing of this Statement)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1(b)

/X/      Rule 13d-1(c)

/ /      Rule 13d-1(d)

                                                   SCHEDULE 13G

CUSIP No. 793897109


1        NAME OF REPORTING PERSON
                 High River Limited Partnership

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) /X/
                                                         (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                 1,807,898 Shares of Common Stock (1)

6        SHARED VOTING POWER
                 0

7        SOLE DISPOSITIVE POWER
                 1,807,898 Shares of Common Stock (1)

8        SHARED DISPOSITIVE POWER
                 0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,807,898 Shares of Common Stock (1)

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES                             / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          18% (1)

12       TYPE OF REPORTING PERSON
              PN


----------
(1) Does not include shares owned by two master pension trust funds for which affiliates of the Reporting Persons act as plan sponsors, which shares are managed by an independent investment management firm unaffiliated with the Reporting Persons.

                                                   SCHEDULE 13G






CUSIP No. 793897109



1        NAME OF REPORTING PERSON
                 Riverdale LLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) /X/
                                                          (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                 0

6        SHARED VOTING POWER 1,807,898 Shares of Common Stock (1)

7        SOLE DISPOSITIVE POWER
                 0

8                SHARED DISPOSITIVE POWER 1,807,898 Shares of Common Stock (1)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES                             / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          18%    (1)

12       TYPE OF REPORTING PERSON
                 OO


----------
(1) Does not include shares owned by two master pension trust funds for which affiliates of the Reporting Persons act as plan sponsors, which shares are managed by an independent investment management firm unaffiliated with the Reporting Persons.

                                                   SCHEDULE 13G

CUSIP No. 793897109


1        NAME OF REPORTING PERSON
                 Icahn, Carl C.

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) /X/
                                                       (b) / /

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
                 0

6        SHARED VOTING POWER
                 1,807,898 Shares of Common Stock (1)

7        SOLE DISPOSITIVE POWER
                 0

8                SHARED DISPOSITIVE POWER 1,807,898 Shares of Common Stock (1)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES
                 / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                 18% (1)

12       TYPE OF REPORTING PERSON
                 IN


----------
(1) Does not include shares owned by two master pension trust funds for which affiliates of the Reporting Persons act as plan sponsors, which shares are managed by an independent investment management firm unaffiliated with the Reporting Persons.

                                                   SCHEDULE 13G


ITEM 1

(a)      Name of Issuer: Salant Corporation

(b)      Address of Issuers Principal Executive Offices:
                 1114 Avenue of the Americas
                 New York, New York 10036


ITEM 2           Name, Address and Citizenship of Persons Filing

(a) - (c)        The persons filing this statement are High River
                 Limited Partnership ("High River"), a Delaware limited partnership, Riverdale LLC (Riverdale"), a New York limited liability company and Carl C.
                 Icahn, a citizen of the United States of America
                 (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford
                 Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose address is c/o
                 Icahn Associates Corp., 767 Fifth Avenue, 47th
                 Floor, New York, New York  10153.

(d)              Title of Class of Securities:  Common Stock, par value
                 $1.00 per share

(e)              CUSIP No.: 793897109


ITEM 3 If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)     /  /     Broker or Dealer registered under section 15
                          of the Act (15 U.S.C. 78o).
         (b)     /  /     Bank as defined in Section  3(a)(6) of the Act (15
                          U.S.C. 78c).
         (c)     /  /     Insurance  company as defined in section  3(a)(19)
                          of the Act (15 U.S.C. 78c).
         (d)     /  /     Investment Company registered under section 8
                          of the Investment Company Act of 1940 (15
                          U.S.C. 80a-8).
         (e)     /  /     An investment adviser in accordance with
                          ss. 240.13d-1(b)(1)(ii)(E);
         (f)     /  /     An  employee  benefit  plan or  endowment  fund in
                          accordance with ss. 240.13d-1(b)(1)(ii)(F);
         (g)     /  /     A parent  holding  company  or  control  person in
                          accordance with ss. 240.13d-1(b)(1)(ii)(G);
         (h)     /  /     A savings associations as defined in Section
                          3(b) of the Federal Deposit Insurance Act (12
                          U.S.C. 1813);
         (i)     /  /     A church plan that is excluded from the definition
                          of an investment company under section 3(c)(14) of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)     /  /     Group, in accordance with ss.240.13d-
                          1(b)(1)(ii)(J).

                                  INAPPLICABLE

ITEM 4           Ownership

Ownership as of the filing date:


As of the close of business on July 26, 1999, the Reporting Persons may be deemed to beneficially own, in the aggregate, 1,807,898 shares of Common Stock, representing approximately 18% of the Issuer's outstanding shares of Common Stock (based upon the 10,000,000 shares of Common Stock stated to be outstanding as of May 11, 1999 by the Issuer in the Issuer's Form 8-K filing, filed with the Securities and Exchange Commission on May 26, 1999, File No. 0-2433).

High River has the sole power to vote and dispose of the 1,807,898 shares of Common Stock beneficially owned by it. High River does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Common Stock owned by it. However, Riverdale, as general partner of High River, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with High River to dispose or direct the disposition of, the 1,807,898 shares of Common Stock owned by High River. Mr. Icahn, as the sole member of Riverdale, may be deemed, for the purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with High River to dispose or direct the disposition of the 1,807,898 shares of Common Stock owned by High River.

The filing of this statement on Schedule 13G shall not be construed as an admission that Mr. Icahn or Riverdale is for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 1,807,898 shares of Common Stock beneficially owned by High River.

The 1,807,898 shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons does not include shares owned by two master pension trust funds for which affiliates of the Reporting Persons act as plan sponsors, which shares are managed by an independent investment management firm unaffiliated with the Reporting Persons.


ITEM 5           Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

                                                   INAPPLICABLE


ITEM 6           Ownership of More than Five Percent on Behalf of
                 Another Person

                                                   INAPPLICABLE


ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                                                   INAPPLICABLE


ITEM 8           Identification and Classification of Members of the
                 Group

                                                   INAPPLICABLE

ITEM 9           Notice of Dissolution of Group

                                                   INAPPLICABLE


ITEM 10          Certifications

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES


                 After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13G is true, complete and correct.

Dated:   July 26, 1999


                                           /s/ Carl C. Icahn
                                           ---------------------------------
                                                   Carl C. Icahn


                                          RIVERDALE LLC

                                           By: /s/ Carl C. Icahn
                                               -----------------------------
                                                   Carl C. Icahn
                                                   Sole Member



                                           HIGH RIVER LIMITED PARTNERSHIP


                                           By:  Riverdale LLC

                                           By:  /s/ Carl C. Icahn
                                                   ----------------------------
                                                   Carl C. Icahn
                                                   Sole Member






              (Signature page of Schedule 13G - Salant Corporation)

EXHIBIT 1

                             JOINT FILING AGREEMENT


                 In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $1.00 per share of Salant Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 26th day of July, 1999.




By: /s/ Carl C. Icahn
    Carl C. Icahn


    RIVERDALE LLC

By: /s/ Carl C. Icahn
    Carl C. Icahn
    Sole Member



HIGH RIVER LIMITED PARTNERSHIP


By: Riverdale LLC

By: /s/ Carl C. Icahn
    Carl C. Icahn
       Sole Member








          (Signature page of Schedule 13G - Joint Filing Agreement for
                               Salant Corporation)